SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For September 10, 2008
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-130040) OF ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURE

This Report contains a copy of the following:
(1)	The Press Release issued on September 10, 2008.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 10 September 2008
ING rebalances hedge portfolio for employee options
ING Groep N.V. has sold 6,350,000 (depositary receipts for) ordinary shares for its delta hedge portfolio, which is used to hedge employee options. The shares were sold on the open market between 2 September and 9 September at an average price of EUR 21.60 share.
ING does not issue new shares to cover employee options. Instead, employees receive shares from the delta hedge portfolio, which is maintained to minimise the market risks and price fluctuations that arise from the employee option programmes. The hedge position is adjusted periodically, generally on a quarterly basis, in accordance with regulatory requirements and ING’s policies to prevent market manipulation.
The hedge book currently holds 30.1 million (depositary receipts for) ordinary ING shares, representing 1.45 % of the 2,081 million shares outstanding.
Press enquiries
Carolien van der Giessen
ING Group
+31 20 5416522
carolien.van.der.giessen@ing.com
Profile ING
ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 75 million private, corporate and institutional clients in more than 50 countries. With a diverse workforce of about 120,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ J.H. van Barneveld
J.H. van Barneveld
General Manager Group Finance & Control

By:	/s/ W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: September 10, 2008